Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701

Ms. Dana Hartz, Staff Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

2/8/2010

Re: Life Nutrition Products, Inc. Item 4.01 Form 8-K filed January 29, 2010 File No. 001-34274

Dear Ms. Hartz,

In response to your comment letter dated February 3, 2010, we are electronically filing our correspondence letter addressing the following comment on Form 8-K:

Your Comment 1: We note you were notified by your independent audit firm of its merger on January 1, 2010, however; you did not file your required report under Item 4.01 of Form 8-K until January 29, 2010. It appears an Item 4.01 8-k was not filed within the 4 business days of the date of the resignation of your former auditors and appointment of your new auditors. Please confirm your understanding that this delinquency may impact your eligibility requirements for filing Form S-3.

Our Response: Please be advised the Company acknowledges an inadvertent clerical error on its Form 8-K filed on January 29, 2010. The Company was notified of the merger of its former independent auditor on January 25, 2010. The Company received an engagement letter from its new independent auditors on January 27, 2010. The Company believes the filing date to be accurate. If requested by the Securities and Exchange Commission, the Company will file an amended Form 8-K.

Life Nutrition Products, Inc. ("the Company") acknowledges the following:

-The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
 -The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Life Nutrition Products, Inc.

Michael M. Salerno
President